Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

12 January 2004

04012073

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **1 page to follow**

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Coolgardie Drilling to Commence Shortly
dated 12 January 2004

Yours faithfully

M P WRIGHT
Executive Director

Enc:

dlw 1/14

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

12 January 2004

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

RE: COOLGARDIE DRILLING TO COMMENCE SHORTLY

Infill drilling will commence from mid-January on the oxide and shallow sulphide gold resource at the Big Blow prospect. The RC programme will comprise approximately 1000m of drilling.

Yours faithfully

M WRIGHT
Executive Director

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

12 January 2004

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **1 page to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Dairi Project – Metal Price Sensitivity
dated 12 January 2004

Yours faithfully

M P WRIGHT
Executive Director

Enc:

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

12 January 2004

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

RE: DAIRI PROJECT – METAL PRICE SENSITIVITY

Given the significant rises in base metal prices in recent months, Herald has received a number of requests from shareholders and investors enquiring as to the financial effect of these rises on the projected cash flows of the high grade Dairi zinc/lead project.

In order to keep the market fully informed, the table below shows the key findings of the Dairi Pre-feasibility Study, (completed July 2003), comparing results obtained by using the original metals prices versus those at present.

As the table indicates, the project is very sensitive to metal prices, and the economics are dramatically improved when using today's prices.

All amounts are in **US$** and figures are project totals.

	Original	**Present**
Zinc Price	$885 / tonne	$1,040 / tonne
Lead Price	$520 / tonne	$740 / tonne
Gross saleable metal	$904M	$1,124M
Net operating cash flow (pre-tax)	$228M	$385M
DCF calculations (pre-tax)		
Ungeared		
Net present value of project @ 10%	$61M	$151M
Internal rate of return	31%	58%
Payback period	2.8 years	1.8 years
Geared		
Net present value @ 10%	$59M	$150M
Return on equity	52%	109%
Equity recovery period	2.3 years	1.0 years

Yours faithfully

M WRIGHT
Executive Director